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Joe Chin · 2nd

CEO & Founder at Sparrow

New York, New York, United States ·

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500+ connections

 **1 mutual connection:** Scott Ankeny

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 **Sparrow**

University of California, Berkeley

Experience



CEO & Founder
Sparrow
Mar 2018 – Present · 3 yrs 5 mos

Artificial Intelligence Sports Startup

CEO & Founder
SourcePad
Sep 2008 – Present · 12 yrs 11 mos

CEO, Founder
Guidester (renamed Searchandise Commerce)
2000 – 2008 · 8 yrs

Managing Director, Client Services

REOL

1999 · less than a year

President

Diadem, Inc.

1995 – 1997 · 2 yrs

Education



University of California, Berkeley

MS, Engineering

1989 – 1990



Columbia University - Fu Foundation School of Engineering and Applied Science

BS

1985 – 1988



